Exhibit 99.3

THERMOMEDICS, INC.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation

On October 21, 2015, PositiveID Corporation (“PositiveID” or the “Buyer”) entered into a Stock Purchase Agreement (“Purchase Agreement”) for the purchase of all of the outstanding common stock of Thermomedics, Inc. (the “Company”), from Sanomedics, Inc. (“Sanomedics”) (collectively, the “Acquisition”). On December 4, 2015, the PositiveID, Sanomedics, and the Company entered into a First Amendment to the Stock Purchase Agreement (the “Amendment”). Also on December 4, 2015 the PositiveID, Sanomedics and the Company entered into a Management Services and Control Agreement (the “Control Agreement”), whereby PositiveID was appointed at the manager of Thermomedics.

Pursuant to the Purchase Agreement, as amended, as consideration at the time of closing of the Acquisition, PositiveID will pay the Seller Three Hundred Seventy Five Thousand Dollars ($375,000) (the “Aggregate Purchase Price”) in the form of Two Hundred Fifty Thousand Dollars ($250,000) in cash less PositiveID’s professional services expenses of Twenty Five Thousand Dollars ($25,000) (the “Cash Purchase Price”) and One Hundred Twenty Five Thousand Dollars ($125,000) in the form of 125 shares (the “Stock Purchase Price”) of Series J Convertible Preferred Stock (the “Preferred Stock”) of PositiveID, subject to adjustment of the cash component of closing consideration of $50,000 for the Company’s working capital deficit. In connection with the execution of the Amendment, the Control Agreement, the Thermomedics Security Agreement and Sanomedics Security Agreement, PositiveID advanced to Sanomedics a net payment of One Hundred And Seventy Five Thousand Dollars ($175,000) (the “Cash Purchase Price Payment”). The closing of the transaction contemplated by the Purchase Agreement, as amended, is expected to occur in the first half of 2016 pending the satisfaction by Seller of certain closing conditions. In connection with the Acquisition, additional earn-out payments of up to Seven Hundred Fifty Thousand Dollars ($750,000) for each of the fiscal years ending December 31, 2016 and 2017 may be earned by Sanomedics if certain revenue thresholds are met by the Company as described in the Purchase Agreement. Such earn-out payments, if any, will consist of twenty five percent (25%) in cash (up to One Hundred Eighty Seven Thousand Dollars ($187,000) and seventy five percent (75%) in shares of preferred stock of the Buyer (up to 563 shares of Preferred Stock) for each of the fiscal years ending December 31, 2016 and 2017, respectively.

As a result of the Company’s assuming control of Thermo on December 4, 2015 it determined, pursuant to ASC 805-10-25-6, that December 4, 2015 was the acquisition date of Thermo for accounting purposes.

Under the acquisition method of accounting the total estimated purchase price as described in Note 1 to this unaudited pro forma condensed combined financial information was allocated to the net tangible and intangible assets of Thermomedics acquired and liabilities assumed in connection with the Acquisition based on their estimated fair values. The estimated fair values of certain assets and liabilities have been estimated by management and are subject to change upon the finalization of the fair value assessments.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are directly attributable to the acquisition, factually supportable, and, with respect to the statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information does not purport to be indicative of the financial position or results of operations of PositiveID that would have been reported had the Acquisition been completed as of the dates or for such periods presented, nor is it intended to project PositiveID’s future financial position or results of operations. The unaudited pro forma condensed combined financial information and the accompanying notes should be read together with PositiveID’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2014, Management’s Discussion and Analysis included in PositiveID’s Annual Report on Form 10-K for the year ended December 31, 2014, and Thermomedic’s audited financial statements and accompanying notes for the year ended December 31, 2014 included in Exhibit 99.1 of this Current Report.

The unaudited pro forma condensed combined financial information as of and for the nine months ended September 30, 2015 has been prepared from PositiveID’s unaudited condensed consolidated financial statements included in PositiveID’s Quarterly Report on Form 10-Q as of and for the nine months ended September 30, 2015, and from the unaudited financial statements of Thermomedics as of and for the nine months ended September 30, 2015 included in Exhibit 99.2 of this Current Report.

The unaudited pro forma condensed combined balance sheet as of September 30, 2015 has been prepared to present PositiveID’s financial position as if the Acquisition had occurred on September 30, 2015. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 and for the nine months ended September 30, 2015 have been prepared to present PositiveID’s results of operations as if the Acquisition had occurred on January 1, 2014 and January 1, 2015, respectively.

The pro forma adjustments are based on preliminary estimates, available information and certain assumptions, which may be revised as additional information becomes available. The unaudited pro forma condensed combined financial information does not reflect any adjustments for nonrecurring items or anticipated synergies resulting from the Acquisition.

PositiveID Corporation

Pro Forma Unaudited Condensed Combined Balance Sheet

As of September 30, 2015

(in thousands)

	POSITIVEID	THERMOMEDICS,			PRO
	CORPORATION HISTORICAL	INC. HISTORICAL	PRO FORMA ADJUSTMENTS		FORMA COMBINED

Assets
Current assets:
Cash and cash equivalents	$319	$10	$(185	)(a)(c)	$144
Accounts receivable, net	-	8	1	(a)	9
Inventory	-	31	(15	)(a)	16
Prepaid expenses and other	39	-	-		39
Total current assets	358	49	(199)		208
Property and equipment, net	3	10	(2	)(a)	11
Goodwill	510	-	513	(a)(d)	1,023
Intangibles	164	-	200	(e)	364
Other assets	11	6	(6	)(a)	11
Total assets	$1,046	$65	$506		$1,617

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$118	$64	$(32	)(a)	$150
Accrued expenses	879	1	116	(a)(f)	996
Notes payable	429	-	-		429
Due to parent	-	2,463	(2,463	)(b)	-
Short-term convertible debt and accrued interest, net of discounts and premiums	1,488	-	75	(c)	1,563
Embedded conversion option liability	5,823	-	-		5,823
Total current liabilities	8,737	2,528	(2,304)		8,961
Long-term liabilities
Contingent purchase price	-	-	184	(g)	184
Mandatorily redeemable preferred stock, Series I	2,132	-	-		2,132
Total liabilities	10,869	2,528	(2,120)		11,277

Stockholders’ equity (deficit):
Preferred stock, Series J	-	-	163	(c)	163
Common stock	3,766	-	-		3,766
Additional paid – in capital	126,054	-	-		126,054
Accumulated deficit	(139,643)	(2,463)	2,463	(b)	(139,643)
Total stockholders’ equity (deficit)	(9,823)	(2,463)	2,626		(9,660)
Total liabilities and stockholders’ equity	$1,046	$65	$506		$1,617

The accompanying notes are an integral part of this pro forma financial information.

PositiveID Corporation

Pro Forma Unaudited Condensed Combined Statement of Operations

For The Nine Months Ended September 30, 2015

(in thousands)

	POSITIVEID CORPORATION HISTORICAL	THERMOMEDICS, INC. HISTORICAL	PRO FORMA ADJUSTMENTS		PRO FORMA COMBINED

Revenue	$2,682	$415	$-		$3,097
Cost of sales	148	66	-		214
Gross profit	2,534	349	-		2,883
Operating expenses:
General and administrative	3,730	347	90	(h)(i)	4,167
Research and development	992	-	-		992
Total operating expenses	4,722	347	90		5,159
Operating income (loss)	(2,188)	2	(90)		(2,276)
Other (income)/expense
Interest expense	(3,389)	-	-		(3,389)
Change in fair value of embedded conversion option liability	(1,446)	-	-		(1,446)
Loss on extinguishment of debt	(233)	-	-		(233)
Other income (expense), net	370	-	-		370
Total interest and other income (expense), net	(4,698)	-	-		(4,698)
Net income (loss)	$(6,886)	$2	$(90)		$(6,974)
Loss per common share - basic and diluted:	$(0.03)				$(0.03)
Shares used in computing net loss per share - basic and diluted	271,531		-		271,531

The accompanying notes are an integral part of this pro forma financial information.

PositiveID Corporation

Pro Forma Unaudited Condensed Combined Statement of Operations

For The Year Ended December 31, 2014

(thousands)

	POSITIVEID CORPORATION HISTORICAL	THERMOMEDICS, INC. HISTORICAL	PRO FORMA ADJUSTMENTS		PRO FORMA COMBINED

Revenue	$945	$677	$-		$1,622
Cost of sales	294	131	-		425
Gross profit	651	546	-		1,197
Operating expenses:
General and administrative	4,313	494	100	(h)(i)	4,907
Research and development	588	2	-		590
Total operating expenses	4,901	496	100		5,497
Operating income (loss)	(4,250)	50	(100)		(4,300)
Other (income) expense					-
Interest expense	(3,010)	-	-		(3,010)
Changes in contingent earn-out liability	514	-	-		514
Change in fair value of embedded conversion option liability	(198)	-	-		(198)
Loss on extinguishment of debt	(246)	-	-		(246)
Other income (expense)	(1)	-	-		(1)
Total costs and expenses	(2,941)	-	-		(2,941)
Net income (loss) before provision for income taxes	(7,191)	50	-		(7,241)
Provision for income taxes	-	-	-		-
Net loss	$(7,191)	$50	$(100)		$(7,241)
Net loss per common share	$(0.07)				$(0.07)
Shares used in computing net loss per share - basic and diluted	96,602		-	(k)	96,602

The accompanying notes are an integral part of this pro forma financial information.

PositiveID Corporation

Notes to Pro Forma Condensed Combined Financial Information

(Unaudited)

Note 1. Acquisition of Thermomedics, Inc.

On December 4, 2015, PositiveID Corporation (“PositiveID” or “Company”) entered into several agreements related to its acquisition of all of the outstanding common stock of Thermomedics, Inc. (“Thermo”). One of those agreements was a Management Services and Control Agreement, dated December 4, 2015 (the “Control Agreement”), between the Company, Thermo, and Sanomedics, Inc. (“Sanomedics”), whereby PositiveID was appointed the manager of Thermo. In a separate agreement the Company entered into a First Amendment to the Stock Purchase Agreement (the “Amendment”) with Sanomedics. The original Stock Purchase Agreement was entered into on October 21, 2015 (the “Stock Purchase Agreement”), and defines the agreed upon terms of the Company’s acquisition of all of the common stock of Thermo from Sanomedics. As a result of the Company assuming control of Thermo on December 4, 2015, it determined, pursuant to ASC 805-10-25-6, that December 4, 2015 was the acquisition date of Thermo for accounting purposes.

Per the terms of the Amendment, as consideration at the time of closing of the Acquisition, PositiveID will pay the Seller Three Hundred Seventy Five Thousand Dollars ($375,000) (the “Aggregate Purchase Price”) in the form of Two Hundred Fifty Thousand Dollars ($250,000) in cash less PositiveID’s professional services expenses of Twenty Five Thousand Dollars ($25,000) (the “Cash Purchase Price”) and One Hundred Twenty Five Thousand Dollars ($125,000) in the form of 125 shares (the “Stock Purchase Price”) of Series J Convertible Preferred Stock (the “Preferred Stock”) of PositiveID, subject to adjustment of the cash component of closing consideration of $50,000 for Thermo’s working capital deficit. In connection with the execution of the Amendment, the Control Agreement, the Thermomedics Security Agreement and Sanomedics Security Agreement (each as defined and described below), PositiveID advanced to Sanomedics a net payment of One Hundred And Seventy Five Thousand Dollars ($175,000) (the “Cash Purchase Price Payment”). The closing of the transaction contemplated by the Purchase Agreement, as amended, is expected to occur in the first half of 2016 pending the satisfaction by Seller of certain closing conditions. In connection with the acquisition, additional earn-out payments of up to Seven Hundred Fifty Thousand Dollars ($750,000) for each of the fiscal years ending December 31, 2016 and 2017 may be earned by the Seller if certain revenue thresholds are met by Thermo as described in the Purchase Agreement. Such earn-out payments, if any, will consist of twenty five percent (25%) in cash (up to One Hundred Eighty Seven Thousand Dollars ($187,000) and seventy five percent (75%) in shares of preferred stock of the Company (up to 563 shares of Preferred Stock) for each of the fiscal years ending December 31, 2016 and 2017, respectively.

The estimated purchase price of the acquisition totaled $657,000, comprised of $175,000 in cash, preferred stock consideration of $163,000, a convertible note payable of $75,000 to the former President of Thermo, transaction costs of $60,000, and the fair value of the contingent consideration estimated at approximately $184,000. The fair value of the contingent consideration was estimated based upon the present value of the expected future payouts of the contingent consideration and is subject to change upon the finalization of the purchase accounting.

Under the acquisition method of accounting, the estimated purchase price of the Acquisition was allocated to Thermo’s net tangible and identifiable intangible assets and liabilities assumed based on their estimated fair values as of the date of the completion of the Acquisition, as described in the introduction to this unaudited pro forma condensed combined financial information, as follows:

Assets Acquired:
Accounts receivable, net	$9,498
Inventory	15,922
Property and equipment, net	8,075
Customer relationships	200,000
Goodwill	512,329
745,824
Liabilities assumed:
Accounts payable	31,741
Accrued expenses	57,083
88,824
Total estimated purchase price	$657,000

Note 2. Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

(a)	To record the entry necessary to adjust the tangible assets and liabilities of Thermomedics, Inc. to their estimated fair values at the time of the acquisition.

(b)	To eliminate the due to parent balance from Thermomedics, Inc. to Sanomedics, Inc. pursuant to the Purchase Agreement.

(c)	To record the purchase price of $175,000 in cash, preferred stock consideration valued at $163,000, and a convertible note payable of $75,000 to the former President of Thermo.

(d)	To reflect the preliminary estimate of goodwill to be recorded in connection with the Acquisition.

(e)	To reflect the preliminary estimate of the fair value of amortizable intangible assets acquired, consisting of customer relationships, primarily distributor agreements.

(f)	To record the professional fees payable, estimated at $60,000, in connection with the Acquisition.

(g)	To record a liability for the estimated fair value of the contingent consideration.

(h)	To expense the direct costs of the acquisition comprised of legal, due diligence, and accounting services of $60,000.

(i)	To record amortization of customer lists over an estimated 5-year useful life.